07026889

RECEIVED

2007 SEP 25 A 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 20, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 095/2007**

  Subject: Notification of the Book Closing for Interest and Principle Payment of AIS07OA for Redemption

  Date: September 20, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 20, 2007

AIS-CP 095/2007

September 20, 2007

Subject: Notification of the Book Closing for Interest and Principle Payment of AIS07OA for Redemption

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. MKOT.65 – 501501 of Siam Commercial on September 20, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest and principle payment of AIS07OA for redemption, the details are shown in the referenced letter.

Referenced Letter

MKOT.65 - 501501 September 20, 2007

Notification of Book Closed Date for Interest and Principle Payment

The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No.4/2002 Due 2007 (AIS07OA) with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures", the Company will pay amortizing and interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the tenth coupon payment and maturity date is due on October 22, 2007 (postpone from October 21, 2007 since it is the holiday). Coupon rate is 3.65% per annum. Calculation period is 184 days starting from April 21, 2007 to October 21, 2007. The book closed date of the Debentures is on October 8, 2007 at noon.

Therefore, to comply with the settlement and securities system, we would like to inform that the Stock Exchange of Thailand to suspend trading on AIS07OA commencing from 4 October 2007 to 21 October 2007. Since 22 October 2007 AIS07OA debentures will no longer be listed securities on the Stock Exchange of Thailand.

Summary Translation Letter
To the Stock Exchange of Thailand
September 18, 2007

AIS-CP 094/2007

September 18, 2007

Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. ISO-ISIO.07/1127 of Thai Military Bank on September 18, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

Referenced Letter

IVS.IB.07/1127

September 18, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Interest rate on AIS093B, payable on March 21,2008

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the interest rate for this period is equal to 4.35 % per annum from the period of September 21, 2007 to March 20, 2008 for 182 days.

Note: The rate 4.35 % is calculated from 2.25 % plus 2.10 %. The rate 4.35 % is the average interest rate per annum quoted by Bangkok Bank Plc, Krung Thai Bank Plc , Kasikornbank Plc and The Siam Commercial Bank Plc to be payable to its customers for 6 months.

END